Filed by Pulte Homes, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Centex Corporation
Commission File No.: 001-06776
The following document was made available to employees of Pulte Homes, Inc. on the Company’s intranet.
Pulte Employee FAQ
1.	Why are Pulte and Centex combining?

The combination of Pulte and Centex creates the largest and best positioned homebuilding company in the United States with more than 39,000 closings and combined revenues of $11.6 billion in calendar year 2008. Centex is an excellent strategic fit with Pulte. Centex’s significant presence in the entry level and move-up categories will complement our strength in both the move-up and active adult segments. Together we will have a top 3 position in 25 of the top 50 new homebuilder markets across America and can capitalize on land positions throughout the country. We believe that, together, Pulte and Centex are in an excellent position to navigate through the current housing downturn with an unmatched platform for sustainability and growth. Both of our organizations also share common values, culture and a commitment to meeting the needs of our customers.

2.	Who is Centex?

Dallas-based Centex, founded in 1950, is one of the nation’s leading home building companies. Its leading brands include Fox & Jacobs Homes and Centex Homes. In addition to its home building operations, Centex also offers mortgage, title and insurance services. Centex has ranked among the top three builders on FORTUNE magazine’s list of “America’s Most Admired Companies” for nine straight years and is a leader in quality and customer satisfaction. We know Centex well, and have maintained a healthy level of competition with them for decades.

3.	Why is this transaction good for employees?

This transaction should enhance the long-term stability of the combined company and position it to accelerate a return to profitability. Both Pulte’s and Centex’s employees have been key players in building their respective companies to where they are today. Together, we can expand on this success.

4.	If employees own stock in the Company do they benefit from this transaction?

The shareholders of both companies will have the opportunity to participate in the upside potential we see as a result of the combination.

5.	How long before the transaction closes? What approvals are required?

We expect the transaction to close in the third quarter of 2009, subject to receipt of necessary approvals from regulators and both companies’ shareholders.

6.	What can employees expect in the interim?

Until the closing, Pulte and Centex remain separate companies, and it will be business as usual. Employees should continue to focus on our objectives and continue serving our customers with the same high level of service that they have come expect from Pulte.

7.	What are the plans to integrate the two companies? How will staffing at various levels throughout the combined company be determined?

Many important decisions about how we will integrate Pulte and Centex have not been made yet, but an integration team will be formed and led by Richard Dugas and Tim Eller, currently CEO of Centex. While it is premature to discuss specifics now, a key priority for us is to continue to treat people with respect and make them aware in a timely manner of changes throughout the transition.

We see great opportunities ahead. At the same time, we realize efficiencies need to be achieved to make this combination a success. That means some difficult decisions are going to be made that will affect positions and people. That’s the nature of these transactions.

8.	What does this transaction mean for my job?

It’s premature to talk about specifics. Throughout the transition, we will be looking at ways to achieve greater efficiency throughout the organization. In these types of transactions, two companies are being combined into one. There will be some overlap in functions and reductions will be required in order to make the new organization as efficient as possible.

9.	Will there be any changes in employee benefits and compensation?

Both Pulte and Centex are committed to providing a competitive compensation and benefits package that will allow us to attract and retain the talent needed to successfully drive the combined company forward. We expect no major changes in the short-term. When combining two companies, you expect some similarities and differences between programs. As we review these programs, there may or may not be opportunities to combine plans. We will inform you in advance of any changes.

10.	What happens to employee stock options?

There is no change in the terms and conditions of any of our employees’ outstanding stock options. They remain in full force and effect per the original stock option agreement and the terms of the vesting schedule.

11.	After the closing of the transaction, what will the combined company be called, where will it be headquartered, and who will lead it?

The combined company will be called Pulte Homes, Inc. and will be headquartered in Bloomfield Hills, Michigan. We expect to maintain a significant presence in Centex’s headquarter city of Dallas, Texas. Upon completion of the transaction, Richard Dugas will become chairman of Pulte and continue to serve as president and chief executive officer. Tim Eller, chairman and chief executive officer of Centex, will join the board of directors of Pulte as vice chairman and will serve as a consultant to the company for two years following the close of the transaction. The board of directors of Pulte will be expanded and will include four current members from the Centex board, and eight members of the current Pulte board. Bill Pulte, founder and current Chairman of Pulte, will remain a member of Pulte’s board of directors.

12.	How will this transaction affect our relationship with our customers?

This transaction is a significant win for our customers, because the combination of Pulte and Centex unites two very similar corporate cultures that share a strong commitment to customer satisfaction. We look forward to working with the combined Pulte and Centex team to continue providing outstanding service and enhanced offerings to our customers.

13.	Where can I find additional information?

An external website (www.premierbuilderusa.com) has been set up. It has basic information about the transaction, about the two companies and executives, and other pertinent details. We will make every effort to keep you informed about developments and progress throughout the approval and transition process.

If you have additional questions, please feel free to contact your manager.
Forward Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements may include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. These statements are subject to a number of risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or implied by, these statements. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “may,” “can,” “could,” “might,” “will” and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, planned objectives of management, future developments or conditions in the industries in which we participate and other trends, developments and uncertainties that may affect our business in the future.
Such risks, uncertainties and other factors include, among other things: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of Centex’s stockholders to approve the proposed merger; the failure of Pulte’s stockholders to approve either the charter amendment increasing the number of authorized shares of Pulte’s common stock or the issuance of Pulte’s common stock to Centex stockholders; the risk that the Pulte and Centex businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; interest rate changes and the availability of mortgage financing; continued volatility in, and potential further deterioration of, the debt and equity markets; competition within the industries in which Pulte and Centex operate; the availability and cost of land and other raw materials used by Pulte and Centex in their homebuilding operations; the availability and cost of insurance covering risks associated with Pulte’s and Centex’s businesses; shortages and the cost of labor; weather related slowdowns; slow growth initiatives and/or local building moratoria; governmental regulation, including the effects from the Emergency Economic Stabilization Act, the American Recovery and Reinvestment Act and the interpretation of tax, labor and environmental laws; changes in consumer confidence and preferences; terrorist acts and other acts of war; and other factors of national, regional and global scale, including those of a political, economic, business and competitive nature. See Pulte’s and Centex’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2008 and March 31, 2008, respectively, and other public filings with the Securities and Exchange Commission (the “SEC”) for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Pulte nor Centex undertakes any duty to update any forward-looking statement whether as a result of new information, future events or changes in our respective expectations.
Additional Information
In connection with the proposed transaction, Pulte will be filing documents with the SEC, including the filing by Pulte of a registration statement on Form S-4, and Pulte and Centex intend to mail a joint proxy statement regarding the proposed merger to their respective stockholders that will also constitute a prospectus of Pulte. Before making any voting or investment decision, investors are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Pulte’s website at www.pulte.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Pulte by directing a request to Pulte Homes, Inc., 100 Bloomfield Hills Parkway, Suite 300, Bloomfield Hills, MI, 48304, Attention: Investor Relations, and by accessing Centex’s website at www.centex.com under the heading “Investors” and then under the link “SEC Filings” and from Centex by directing a request to Centex Corporation Investor Relations, P.O. Box 199000, Dallas, Texas 75219-9000.
Pulte and Centex and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Pulte’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2009. You can find information about Centex’s directors and executive officers in its definitive proxy statement filed with the SEC on June 6, 2008. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Pulte and Centex using the contact information above.